UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2019

Commission File Number 333-228127

ALPS ALPINE CO., LTD.
(Translation of registrant’s name into English)

1-7, Yukigaya-otsukamachi
Ota-ku, Tokyo, 145-8501
Japan
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALPS ALPINE CO., LTD.

By:	/s/ Junji Kobayashi
	Name:	Junji Kobayashi
	Title:	Senior Manager

Date:  September 3, 2019

September 3, 2019
To All
Company name:	ALPS ALPINE CO., LTD
Representative:	Toshihiro Kuriyama Representative Director, President & CEO (Code no.: 6770, First Section, Tokyo Stock Exchange)
Inquiries to:	Junji Kobayashi Senior Manager, Corporate Planning Operations TEL+81-3-5499-8026 (IR Direct)

Notice Regarding the Status of the Acquisition of Own Shares
(Acquisition of own shares pursuant to the provisions of its Articles of Incorporation in accordance with
Article 165, paragraph 2 of the Companies Act)

ALPS ALPINE CO., LTD. (the “Company”) hereby announces as follows the August results of the acquisition of its own shares under the provisions of Article 156, which is applicable in accordance with Article 165, paragraph 3 of the Companies Act, which was announced on April 26, 2019.

Particulars

1.	Class of shares acquired:	Common stock of the Company
2.	Total number of acquired shares:	1,144,100 shares
3.	Aggregate amount of acquisition cost:	¥2,038,633,100
4.	Period of acquisition:	August 1, 2019 to August 31, 2019
5.	Method of acquisition:	Purchase on the floor of the Tokyo Stock Exchange

(Reference)
1.
Acquisition of own shares for which a resolution was adopted at the meeting of the Board of Directors held on April 26, 2019.
(Acquisition of own shares with the aim of realizing the basic policy on shareholder returns for the term of the First Medium-Term Plan of the Company (from the fiscal ended 2019 to the fiscal year ending 2021) which sets a total payout ratio at 50%)

(1)	Class of shares to be acquired	Common stock
(2)	Total number of acquirable shares	5,500,000 shares (maximum) (The percentage compared to the total number of shares outstanding (excluding own shares): approximately 2.6%)
(3)	Aggregate amount of acquisition cost	¥7,500,000,000 (maximum)
(4)	Period of acquisition	From July 1, 2019 to March 31, 2020
(5)	Method of acquisition	Purchase on the floor of the Tokyo Stock Exchange

2.	Total number of acquired shares based on the aforementioned resolution of the Board of Directors (as of August 31, 2019)
(1)	Total number of acquired shares	1,182,700 shares
(2)	Aggregate amount of acquisition cost	¥2,116,552,300

End